SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               TRIDEX CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   000895-06-1
                                 (CUSIP Number)

SILVERMAN, COLLURA, CHERNIS & BALZANO, P.C., 381 Park Avenue South Suite 1601, New York, New York 10016

                     Attn: Peter R. Silverman (212) 779-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                 October 1, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000895-06-1
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     1) Names of Reporting Persons and Social Security Number

          Jack Silver

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     2) Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)           N/A
          (b)           N/A

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     3) SEC Use Only

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     4) Source of Funds                          AF  PF  OO

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     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
        2(d) or 2(e)

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     6) Citizenship or Place of Organization      U.S.A.

                               -------------------------------------------------
Number of Shares               (7) Sole Voting Power        81,875 Common Shares
Beneficially
Owned by Each                  -------------------------------------------------
Reporting Person               (8) Shared Voting Power      N/A
With
                               -------------------------------------------------
                               (9) Sole Dispositive Power   81,875 Common Shares

                               -------------------------------------------------
                               (10) Shared Dispositive Power N/A

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     N/A

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13) Percent of Class Represented by Amount in Row (11)        1.5%

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14) Type of Reporting Person                         IN

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

Item 1.   Security and Issuer

     a. The title of the class of equity securities to which this statement relates is Common Stock

     b. The name and address of the principal executive officers of the issuer of such securities is

          Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880

Item 2.   Identity and Background

     (a)  Jack Silver

     (b)  150 East 58th Street, New York, New York 10155

     (c) Investor - Sherleigh Associates, 150 East 58th Street, New York, New York 10155

     (d) During the last five years, I have not been convicted in a criminal proceeding.

     (e) During the last five years I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and I am not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

     (f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          N/A

Item 4.   The Purpose of Transaction

          N/A

Item 5.   Interest in Securities of the Issuer

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by me are as follows:

                                                          SHARES       Percent
                                                          ------       -------
          (1) Jack Silver                                 75,000          1.4%
          (2) Jack Silver and Shirley Silver Foundation    6,875           .1%

              Total                                       81,875          1.5%

     (b) The above referenced record owners have given me the sole power to vote or to direct the vote of the above stated shares; there is no shared power to vote or to direct the vote of the above stated shares; the above referenced record owners have given me the sole power to dispose or to direct the disposition of the above stated shares; there is no shared power to dispose or to direct the disposition of the above stated shares.

     (c) The following is a description of my sales of the class of securities reported herein that were affected during the past 60 days:

       Owner                              Amount            Net Proceeds
       -----                              ------            ------------

     Jack Silver                         100,000              $  552,799
     Jack Silver and
      Shirley Silver Foundation           28,875              $  196,671
     Shirly Silver C/F
      Leigh Silver                        10,000              $   63,631
     Shirley Silver C/F
      Romy Silver                         10,000              $   63,631
     Shirley Silver Trust
      FBO Leigh Silver                    17,450              $  105,081
     Shirley Silver Trust
      FBO Romy Silver                     17,450              $  105,081
     Sherleigh Associates
      Defined Benefit Pension             50,000              $  325,677
     Sherleigh Associates
      Profit Sharing Plan                170,000              $  997,152

     The foregoing sales were consummated via brokerage transactions. All of such transactions occurred within the 60 day period predating this filing.

     (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such securities.

     (e) On September 15, 1997 the reporting person ceased to be a beneficial owner of more than 5% of the Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among myself and between such persons and any person with respect to any securities of the issuer including but not limited to transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or holding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into and this includes such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment payor over such securities.

Item 7.   Material to be Filed as Exhibits.

                 N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1997
------------------------------
Date

      /s/ Jack Silver
------------------------------
Signature

         JACK SILVER
------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).